SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CREDICORP Ltd. Reports First Quarter 2006 Earnings

Lima, Peru, May 11, 2006 - Credicorp (NYSE:BAP) announced today its unaudited results for the first quarter of 2006. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•

Credicorp reported 1Q06 net income of US$51.2 million, continuing its earnings growth, despite the political uncertainties affecting the economic and business environment in which it operates, reaching 15.4% growth QoQ and 17.4% YoY.

•

BCP continues being the main driver of net income growth, with its earnings contribution to Credicorp up 25.2% QoQ as a result of solid business growth and an important currency exchange rate effect following the volatility in the soles versus the dollar.

•	BCP reports solid loan growth, which reached 4.3% QoQ or 24% YoY in the retail segment, its most dynamic area, a global QoQ net loans growth of 3%, and 10% growth in interest earning assets.
•

Interest income at BCP grew QoQ 2.5% to US$104 million. Transactional fee income though more dynamic, reflected some seasonal effects and a strategic move geared towards increasing bank penetration through a significant reduction in account maintenance fees, which led to a drop of fee income of 1.3% QoQ. Thus, core revenues, which at BCP include gains from FX-transactions, grew 2% QoQ and 17% YoY.

•

The still largely unattended retail market has allowed for further growth without surrendering NIM for the banking products. However, the significantly stronger growth in low yielding investments compared to growth of the loan portfolio led to a drop of 7% in NIM which reached 5.1% in 1Q06.

•

ASHC, Credicorp’s offshore banking operation also reported an improved contribution of US$4.9 million, reflecting growth of 40% QoQ as a result principally of an important growth in time deposits which ultimately result in an increased interest earning assets position and higher interest income.

•

After last year’s poor performance resulting from extraordinarily high claims, Credicorp’s insurance business at PPS reported improved earnings in 1Q06 in the troubled business segments reaching a total of US$3.8 million, of which US$2.7 represent PPS’s contribution to Credicorp’s total results. This reflects, after the poor results of the previous quarters, a 200% recovery in earnings contribution QoQ and 22.7% higher YoY.

•

AFP Prima, the Pension Fund business is also successfully continuing its sales efforts, having grown around 108% in 1Q06 its managed Pension Fund portfolio and its number of affiliated clients by 42%. Results were therefore, better that expected, with losses for the quarter of US$2.7 million compared to losses of US$7.6 million for the 4Q05.

•	These higher earnings results, coupled with continuing cost controls, contributed to the improvement of Credicorp’s efficiency ratio, down to 42.5% in 1Q06 from 44.5% as of year end 2005.
•	Furthermore, ROAE continues its recovery reaching 17.4% in 1Q06.

I. Credicorp Ltd.
   Overview

Credicorp reported net income in 1Q06 attributable to the holding company [excluding minorities] of US$ 51.2 million or US$ 0.64 per common share, continuing the growth trend of 2005 and confirming the corporation’s recovered income generation capacity. This result is 15.4% higher QoQ [compared to the immediately preceding quarter] and 17.4% higher YoY [compared to the same quarter a year ago].

It should be noted that this significantly higher net income is reported even after the unusually high deduction of taxes on dividends paid by BCP to Credicorp which accounted for a charge of US$ 7.3 million corresponding to dividends paid for the year 2005, as well as an approximate US$ 2 million provision for 2006 taxes on future dividends.

[Note: the extraordinarily higher charge this quarter responds to a change in accounting principles for dividends paid to the holding corporation which from now on will require provisioning of taxes for expected dividends throughout the year]

Credicorp Ltd.	Quarter			Change %

US$million	1Q06	4Q05	1Q05	1Q06/1Q05	1Q06/4Q05

Net Financial income	114,788	117,374	103,915	10.5%	-2.2%
Total provisions, net of recoveries	(3,547)	(3,730)	4,413	-180.4%	-4.9%
Other Income	78,814	70,009	60,137	31.1%	12.6%
Insurance premiums and claims	10,797	8,716	12,757	-15.4%	23.9%
Other Expenses	(124,249)	(113,662)	(109,794)	13.2%	9.3%
Tranlation results	5,221	(5,931)	774	574.9%	-188.0%
Worker’s profit sharing and income taxes	(27,228)	(23,315)	(25,688)	6.0%	16.8%
Net income	54,596	49,461	46,514	17.4%	10.4%
Minority interest	(3,411)	(5,124)	(2,910)	17.2%	-33.4%
Net income attributed to Credicorp	51,185	44,337	43,604	17.4%	15.4%

Net income/share (US$)	0.64	0.56	0.55	17.4%	15.4%

Total loans	5,146,709	5,014,254	4,559,045	12.9%	2.6%
Deposits and Obligations	7,317,432	7,093,428	6,526,367	12.1%	3.2%
Shareholders equity, attributable to Credicorp´s equity holders	1,161,250	1,190,440	1,048,497	10.8%	-2.5%

Net financial margin	4.8%	5.4%	5.5%
Efficiency ratio	42.5%	44.5%	43.5%
Return on average equity	17.4%	15.0%	16.5%
PDL/Total loans	1.94%	1.94%	3.33%
Coverage ratio of PDLs	199.3%	202.8%	161.6%
BIS ratio	17.0%	15.7%	12.8%
Employees	11,837	10,721	10,992

These results reflect the growth of its banking business, primarily BCP, where the continuing expansion of the retail sector, retail services related fee income, a dynamic expansion of BCP’s interest earning assets in general as a result of the market’s high liquidity and continuing cost controls have led to growth in net earnings, despite a more regular provisioning level. In addition, the increase in volatility since year-end originated by the political uncertainties of the electoral process generated a currency translation effect which depressed earnings in 4Q05 and increased results in 1Q06. Thus, BCP reported US$ 59.9 million net earnings in 1Q06 and contributed US$ 57.6 million to Credicorp, raising its contribution by 25.2% QoQ and 31.8% YoY.

Though BCP makes up for the bulk of increased income and loan growth, Credicorp’s offshore private banking business at ASHC also contributed improved results this quarter. These improved results were driven by the important growth in deposits following the political instability in the country, which in turn led to growth of its interest earning assets. Thus, its 1Q06 contribution to Credicorp was US$ 4.9 million (excluding dividends on its Credicorp shareholdings), reflecting a 40% growth QoQ and 44% growth YoY.

Credicorp’s main subsidiaries’ contribution:

(US$ Million)	1Q06	4Q05	1Q05

Banco de Crédito BCP(1)	57.6	46	43.7
BCB	3.1	3.8	0.9
Atlantic	4.9	3.5	3.4
PPS	2.7	0.9	2.2
Credicorp and Grupo Credito (2)	-14	-6	-5.7
Prima	-2.7	-3.7	—

Net income attributable to Credicorp	51.2	44.3	43.6

(1) Includes Banco de Crédito de Bolivia
(2) Includes Grupo Crédito, Credicorp, Sec. and Others

In the insurance business, PPS is in the process of stabilizing its income by improving its risk management and insurance underwriting capabilities. This process will require some time. Nevertheless, PPS is showing stronger results reporting net income of US$ 3.8 million, reflecting a 13.8% growth YoY. PPS’s contribution to Credicorp after minority interests reaches US$ 2.7 million for 1Q06.

AFP Prima, the corporation’s pension fund business is on track, showing significant portfolio growth having captured more than 5% market share. Thus, its negative contribution to Credicorp is lower than expected for this first quarter at US$ -2.7 million. This negative contribution is however partially offset at Grupo Crédito by other income generated by investments booked at this entity, which reduced the negative contribution to US$ 0.5 million.

The above mentioned US$ 9.3 million in taxes on dividends paid for 2005 and provisioned for 2006 are booked at Credicorp Holding in 1Q06, accounting for most of the US$ -13.5 million charge appearing on that line. The remainder is accounted for by the loss in a FX hedging position taken to protect Credicorp’s local currency dividends from BCP and PPS received early May 2006 from potentially high FX volatility because of the political instability.

This improved income generation throughout the Credicorp group of companies and the continuing control in costs at all levels of the corporation, have allowed Credicorp to report better efficiency ratios. Thus, operating expense as a percentage of total income dropped to 42.5% in 1Q06 from 44.5% in 4Q05.

Profitability also reflects this performance with ROAE improving to 17.4% from 15.0% the previous quarter.

However, profitability measured by NIM is slightly distorted, since the drop to 4.85% in 1Q06 from 5.44% in 4Q05 is largely explained not by a reduction in the banking products’ margins, but rather a re-composition of interest earning assets at BCP with proportionately higher low yielding investments which has a negative effect on NIM. Furthermore, a loss generated by the FX hedging position mentioned above which is included in Credicorp’s consolidated net interest income affected this result.

Notably, Credicorp achieves these results without concessions in the quality of loan portfolio. Thus, past due loans remain at 1.94%, the same ratio as of 4Q05, and its coverage ratio remains above the 200% level.

II. Banco de Crédito Consolidated

Net earnings at BCP for 1Q06 reached US$ 59.9 million, reflecting growth of 25.3% QoQ and 31.9% YoY. This represents significantly higher earnings per share of US$ 0.047 compared to US$ 0.037 and US$ 0.035 reached in the 4Q05 and 1Q05 periods, respectively. With this performance, ROAE for BCP reached 29.2%, a record number which compares to 25.1% achieved in 1Q05.

Banco de Crédito and Subsidiaries	Quarter			Change %

US$ million	1Q 2006	4Q 2005	1Q 2005	1Q06/1Q05	1Q06/4Q05

Net Financial income	104,801	102,267	91,073	15.1%	2.5%
Total provisions, net of recoveries	(4,839)	(5,316)	3,125	-254.8%	-9.0%
Other Income	68,459	68,421	59,613	14.8%	0.1%
Other Expenses	(93,138)	(87,658)	(88,831)	4.8%	6.3%
Tranlation results	4,732	(5,345)	343	1281.4%	-188.5%
Worker’s profit sharing and income taxes	(20,134)	(24,576)	(19,926)	1.0%	-18.1%
Net income	59,880	47,793	45,396	31.9%	25.3%

Net income/share (US$)	0.047	0.037	0.035	34.3%	27.0%

Total loans	5,005,176	4,869,428	4,398,746	13.8%	2.8%
Deposits and Obligations	6,914,341	6,676,245	6,050,938	14.3%	3.6%
Shareholders equity	764,954	877,418	731,206	4.6%	-12.8%

Net financial margin	5.1%	5.4%	5.6%
Efficiency ratio	48.5%	51.7%	56.8%
Return on average equity	29.2%	22.3%	25.1%
PDL/Total loans	1.91%	1.92%	3.37%
Coverage ratio of PDLs	203.8%	207.7%	163.6%
BIS ratio	13.9%	14.0%	15.6%
Branches	221	214	211
ATMs	578	551	531
Employees	9,367	9,146	9,477

Though BCP’s results and business evolution continues its growth trend, this particularly high earnings result when compared to the previous quarter includes the significant effect generated by the soles/dollar exchange rate volatility that is resulting from the electoral process in the country and led to currency translation adjustments in the previous two quarters. Thus, a sudden politically related devaluation of the Peruvian Sol in 4Q05 led to a negative (loss) adjustment, and as the exchange rate corrected shortly thereafter during 1Q06, a positive currency translation (gain) was reported. This simple accounting adjustment marks a close to US$ 10 million difference between the net earnings results for the two consecutive quarters.

Excluding this effect, stable growth and earnings recovery continues to be evident when comparing the purely business indicators such as core earnings growth. Core earnings at BCP, which include interest income, fee income and FX-transactions grew 16.6% YoY.

Core Revenues	Quarter			Change

US$ 000	1Q 2006	4Q 2005	1Q 2005	1Q06/1Q05	1Q06/4Q05

Net interest and dividend income	104,801	102,267	91,073	15.1%	2.5%
Fee income, net	55,308	56,023	48,959	13.0%	-1.3%
Net gain on foreign exchange transactions	10,467	9,165	6230	68.0%	14.2%

Core Revenues	170,576	167,455	146,262	16.6%	1.9%

Net interest income, which results directly from loan portfolio growth, grew 2.5% QoQ and 15.2% YoY. Even though no lending margins were surrendered to competitive pressure, the proportionately stronger growth of low yielding interest earning assets (such as bank deposits) led to a drop in NIM to 5.06% in 1Q06 from 5.45% in 4Q05 and 5.62% in 1Q05.

In fact, total loans grew 2.8% QoQ and 13.8% YoY whereas total interest earning assets grew 5.1% QoQ and 26.3 % YoY, reflecting a shift in the composition of this portfolio and resulting in the drop in NIM mentioned above.

The excellent earnings reported by BCP in 1Q06 led also to improved ratios, with its efficiency ratio dropping to 48.5%, and its ROAE improving significantly to 29.2%. Both levels surpassed the Bank’s expectations.

Furthermore, these improved overall results have been achieved maintaining the already excellent levels of past due loans (1.9% flat vs. 4Q05) and coverage (over the 200% mark).

II.1 Interest Earning Assets

The high liquidity in the Peruvian Financial System has led to a noteworthy growth of interest earning assets.

Interest Earning Assets	Quarter ended			Change

US$ (000)	31-Mar-06	31-Dec-05	31-Mar-05	Mar.06/Mar.05	Mar.06/Dec.05

BCRP and Other Banks	2,533,394	2,093,441	1,310,443	93.30%	21.00%
Interbank funds	58,151	146	2,481	2244.20%	39791.90%
Trading Securities	44,982	21,149	32,307	39.20%	112.70%
Available For Sale Securities	939,399	1,179,376	1,120,050	-16.10%	-20.30%
Current Loans	4,909,363	4,775,721	4,250,641	15.50%	2.80%

Total interest-earning assets	8,485,289	8,069,834	6,715,922	26.30%	5.10%

Interest earning assets grew 5.1% QoQ and 26.3% YoY. Nevertheless, the also liquid financial condition of the corporations and the solid but gradual growth of the high potential Retail & SME market, led to a proportionately higher growth in low yielding investments (such as deposits with the Central Bank) which grew 21% QoQ and 93.3% YoY, whereas higher yielding loans grew by only 2.8% QoQ and 15.5% YoY.

Thus, the proportion of low yielding assets grew significantly throughout the year. Though this has a positive effect on absolute interest income, NIM is negatively affected  and thus reflects a corresponding drop throughout the year.

Following average loan portfolio balances, the loan portfolio showed greater dynamism in the Retail & SME sector, which grew 4.3% QoQ and 23.9% YoY. This growth was driven by consumer loans and mortgages, in line with the positive macroeconomic environment.  SME loans grew 3.7% QoQ and 29.6% YoY, responding as well to this economic growth and from increased demand for working capital and investments in this sector which has scarce funding sources.

In the Middle Market, expansion in export activity and investments in fixed assets (production capacity expansion responding to export activity and general economic growth) through leasing operations led to loan portfolio growth of 2.6% QoQ and 12.8% YoY. In the corporate sector, however, a slight drop of 0.1% in loan portfolio was recorded vis-à-vis the previous quarter, confirming the expectations for this highly liquid, well capitalized and de-intermediated market.

Market Share

Despite this positive business evolution, BCP’s market share in the different business segments was slightly erratic, and denotes the strong position of retail chains in the commercial financing business, which is particularly evident during the holiday season with high commercial credit and credit card usage at department stores. Thus, market share for Credit Cards was 16.1%, down 20 bps QoQ and 30 bps YoY; for consumer loans it was 14%, down 10 bps QoQ though up 60 bps YoY.

In the Mortgage business BCP maintains its strong position YoY as its market share grows 270 bps in the Mivivienda segment up to 25% and drops only 100 bps in the traditional mortgage market to 43%.

In the commercial loans, BCP reflects the shift in its orientation growing its profitable SME business by 240 bps to 20.2% market share, but giving up 198 bps in market share of corporate loans, at 31.9%

Some progress in the de-dollarization process has also been observed. At the end of 1Q06, loan portfolio was split 25% in Soles and 75% in Dollars, which compares to 23% and 77% in 4Q05.

II.2 Deposits and Mutual Funds

Solid growth of deposits and mutual funds

Deposits and Obligations	Quarter ended			% Change

US$ (000)	31-Mar 2006	31-Dec 2005	31-Mar 2005	Mar.2006/Mar. 2005	Mar.2006/ Dec.2005

Non-interest bearing deposits	1,672,164	1,673,941	1,416,063	18.1%	-0.1%
Demand deposits	470,315	512,333	574,765	-18.2%	-8.2%
Saving deposits	1,763,128	1,656,470	1,542,382	14.3%	6.4%
Time deposits	2,350,413	2,155,015	1,978,154	18.8%	9.1%
Severance indemnity deposits (CTS)	631,796	654,791	517,544	22.1%	-3.5%
Interest payable	26,525	23,695	22,031	20.4%	11.9%

Total customer deposits	6,914,341	6,676,245	6,050,938	14.3%	3.6%

Mutual funds in Perú	1,057,356	1,014,570	901,535	17.3%	4.2%

Mutual funds in Bolivia	61,149	55,270	43,956	39.1%	10.6%

Total customer funds	8,032,846	7,746,085	6,996,430	14.8%	3.7%

BCP’s position as a solid, reputable financial institution inspires confidence in its clients and thus, its capacity to attract funding is confirmed by the evolution of its deposits portfolio.

Furthermore, a re-composition of such deposits is also evident as clients become more aware of profitability generated by their savings. Thus, in 1Q06 some migration can be noted from non-interest earning accounts to savings plans with better returns, as shown by the following graph:

Market share of deposits in the financial market based on average balances was 47% in current accounts, 24.9% in time deposits and 40.3% in saving deposits. In deposits related to the workers’ severance indemnity program (CTS), BCP holds a 56.1% market share. Except for time deposits, where BCP ranks second in the market, it is the leader in all other products. With regards to the Soles/Dollar composition of BCP’s deposit base, it remained stable at 28% in Soles and 72% in Dollars during 1Q06.

BCP’s market share in Mutual Funds continues being the largest in 1Q06 at 51.1% held through its subsidiary Credifondo. Mutual Funds, both in Peru and Bolivia have continued growing, with BCP maintaining its over 50% market share throughout. Thus, administered funds through Credifondo reached US$ 1,054 million.

II.3 Net Interest Income

Net interest income continued growing mainly due to the rise in average interest earning assets.

Net interest income	Quarter			Change

US$ 000	1Q06	4Q05	1Q05	1Q06/1Q05	1Q06/ 4Q05

Interest income	157,884	146,335	124,468	26.8%	7.9%
Interest expense	(53,083)	(44,069)	(33,395)	59.0%	20.5%

Net interest income	104,801	102,267	91,073	15.1%	2.5%

Interest earning assets	8,277,562	7,508,995	6,477,421	27.8%	10.2%

Net interest margin*	5.06%	5.45%	5.62%

*Annualized

Net interest income grew 2.5% QoQ and 15.1% YoY, following the expansion of BCP’s average interest earning assets by 10.2% QoQ and 27.8% YoY. This proportionately lower NII growth vis-à-vis asset growth is explained by the change in asset mix generated by the stronger growth of the market’s liquidity and thus BCP’s deposit base compared to growth in demand for loans. Therefore, lower interest earning assets (such as deposits at the Central Bank) captured such excess liquidity and grew faster than higher yielding assets (loans), as explained in detail previously.

Nevertheless, the 2.5% QoQ growth in NII is noticeable given the clear seasonality that exists in lending activity which makes the last quarter of the year the strongest due to the Holiday season, and the first quarter the weakest as it includes the shorter month of February. Furthermore, core earnings at BCP, which include interest income, fee income and FX-transactions grew 16.6% YoY.

However, despite the positive evolution of interest income in absolute terms, NIM drops to 5.06% this 1Q06 vs. 5.62% for the 1Q05. This can be again explained by:

•	Change in asset mix. As explained above, lower yielding assets grew strongly by 21% QoQ and 93.3% YoY, whereas higher yielding assets such as loan portfolio grew only 2.8% QoQ and 15.5% YoY.
•

FX-Forward Losses. An additional burden for BCP’s net interest income was a US$1.2 million loss recorded within interest income in January over FX-forward contracts. This loss is the result of the mark to market of the forward contracts responding to interest rate variations for soles and dollars (a component of the valuation of the forward contracts).

It should, however, be noted that this drop in NIM does not reflect a drop in business margins for the different lending products, since low market penetration is still allowing for good growth ratios without surrendering margins despite competitive pressure.

II.4 Provision for loan losses, net of recoveries

Past Due loans ratio reached 1.91% and coverage 203.8%.

Provision for loan losses	Quarter ended			% Change

US$ (000)	31-Mar-06	31-Dec-05	31-Mar-05	Mar.06/Mar.05	Mar.06/Dec.05

Provisions	-16,240	-14,447	-4,576	254.90%	12.40%
Loan loss recoveries	11,401	9,130	7,702	48.00%	24.90%

Total provisions, net of recoveries	-4,839	-5,316	3,125	-254.80%	-9.00%

Total loans	5,005,176	4,869,428	4,398,746	13.80%	2.80%

Reserve for loan losses (RLL)	195,271	194,585	242,263	-19.40%	0.40%

BCP’s Charge-Off amount	-8,049	-14,186	-10,922	-26.30%	-43.30%

Past due loans (PDL)	95,812	93,707	148,105	-35.30%	2.20%

PDL/Total loans	1.91%	1.92%	3.37%

Coverage	203.81%	207.65%	163.58%

After the recovery in loan quality and a more stable behavior of the financial market, provisioning is reaching more traditional levels, which have historically been around 15% of NII. Thus, provisions in 1Q06 increased to 15.5% of NII, compared to 14.3% for 4Q05 and 5% for 1Q05. This growing provisioning appears in 4Q05 for (i) some seasonality in loan volume with the largest volumes placed towards the end of the year, (ii) as a reflection of the stronger growth BCP’s loan portfolio is having in the somewhat riskier retail & SME segments and (iii) a country risk provision of close to US$ 4 million for loans to corporations in Ecuador.

Nevertheless, loan loss recoveries are still significant and benefit overall results. Thus, net provisioning levels are still very low reaching only US$ 4.8 million for 1Q06, even lower than 4Q05 net provision of US$ 5.3 million despite having higher gross provisions.

Despite this evolution in provisions, loan quality remains high. Thus, past due loans grow in line with loan volume growth at 2.2% QoQ. This leads to stable ratios as PDL/Total Loans maintains its 1.9%, and the coverage of PDL remains over 200%.

II.5 Non financial income

Non financial income	Quarter			Change

US$ (000)	1Q 2006	4Q 2006	1Q 2005	1Q 2006/1Q 2005	1Q 2006/4Q 2005

Fee Income	55,308	56,023	48,959	13.00%	-1.30%
Net gain on foreign exchange transactions	10,467	9,165	6,230	68.00%	14.20%
Net gain on sales of securities	-654	109	1,125	-158.10%	-702.60%
Other income	3,337	3,124	3,300	1.10%	6.80%

Total non financial income	68,459	68,421	59,613	14.80%	0.10%

Fee Income	Quarter			Change %

US$ 000	1Q 2006	4Q 2005	1Q 2005	1Q06/1Q05	1Q06/4Q05

Saving Accounts	6,390	6,319	5,865	9.0%	1.1%
Demand Deposits	6,646	6,629	6,270	6.0%	0.3%
Credit cards	6,602	6,524	6,266	5.4%	1.2%
Fund transfer services	5,664	5,188	4,645	22.0%	9.2%
Collection fees	3,980	3,961	3,636	9.5%	0.5%
Billings & payments	4,301	4,397	3,838	12.1%	-2.2%
Contingent and foreign trade	5,270	4,809	4,660	13.1%	9.6%
Debit Cards	2,485	2,818	2,005	23.9%	-11.8%
Brokerage and fees	2,300	2,025	1,568	46.6%	13.6%
Commercial loans	2,135	1,939	1,906	12.0%	10.1%
Insurance	1,462	1,559	1,320	10.8%	-6.2%
Distribution channels and Others	2,772	3,542	2,905	-4.6%	-21.7%
Personal loans, Mortgages and SME loans	1,628	1,974	1,470	10.7%	-17.5%
Credibolsa	1,246	1,954	484	157.4%	-36.3%
Credifondo	2,429	2,386	2,123	14.4%	1.8%
Total fee income	55,309	56,025	48,960	13.0%	-1.3%

Though fee income dropped 1.3% QoQ, this does not reflect any downward trend, since the general trend is rather favorable for the year as reflected by the 13% fee income growth YoY. Thus, the strategy to focus on the retail segment and transactional business remains the focus.  The quarterly drop can be explained as follows:

•

Seasonality in business / commercial activity. The last months of the year are typically of much stronger retail activity with intense use of debit and credit cards due to the Holiday season, whereas the first quarter has typically the lowest results due to the short month of February, thus affecting income related to commercial activity for both comparative quarters.

•

One-time income per annum. Commissions for insurance cross-selling at BCP related to personal loans and mortgages are credited to BCP once a year in the last quarter, generating an unusual income also in 4Q05.

•

Strategy related fee reductions. In line with BCP’s well publicized strategy, two new savings accounts were designed and introduced cutting maintenance and other fees drastically in order to achieve a stronger penetration in the unbanked population.

In addition, fee income generated at Credibolsa through BCP’s capital markets activity, has taken a new dimension following the excellent economic activity in the Peruvian market and new investments in the last year. Thus, capital market fees grow 157.4% YoY. Nevertheless, it is also characteristic of a market with limited depth such as this one, to have certain volatility in the number and size of transactions and thus, the income these generate. For this reason a drop of 36.3% vis-à-vis 4Q05 can be observed. It is however worth noting the size, importance and dimension of the transactions completed in this market by BCP, such as the sale of Enersur shares which generated US$ 348 thousand in fees in 4Q05, and the public tender of stock for Backus & Johnston, as well as the placement of a local long term bond program for a large hydro-electric and irrigations project called Olmos which generated US$ 380 thousand in fees in 1Q06.

II.6 Operating Expenses and Efficiency

Efficiency ratio reaches a record level of 48.53%

Operating Expenses	Quarter			Change

US$ 000	1Q 2006	4Q 2005	1Q 2005	1Q 2006/1Q 2005	1Q 2006/4Q 2005

Salaries and employees benefits	-41,088	-44,766	-38,833	5.80%	-8.20%
Administrative expenses	-32,631	-33,517	-31,757	2.80%	-2.60%
Depreciation and amortization	-9,066	-8,367	-9,452	-4.10%	8.40%
Other	-10,353	-1,008	-8,789	17.80%	927.10%

Total Operating expenses	-93,138	-87,658	-88,831	4.80%	6.30%

Efficiency Ratio	48.53%	51.74%	54.73%

The good results obtained by the cost control program in place since last year allowed us to grow with limited expansion of our costs. Thus, both personnel and administrative costs have been kept low and even reduced QoQ, led to a significant improvement of our efficiency ratio, which drops to 48.53% for 1Q06 compared to ratios well above 50% in the past.

Other expenses, which include provisions related to the senior management incentive program linked to Credicorp’s stock performance, provisions for re-possessed assets, sale of fixed and re-possessed assets, and other eventualities, jumped 927% compared to the 4Q05. This is basically a reflection of the reversal and subsequent new creation of a provision related to such incentive programs as the Credicorp stock fell to US$ 22.79 at the end of 2005 and recovered to US$ 29.22 at the close of 1Q06.

II.7 Shareholders’ Equity and Regulatory Capital

Shareholders’ equity	Quarter			Change %

US$ (000)	31-Mar 2006	31-Dec 2005	31-Mar 2005	Mar.06/Mar.05	Mar.06/Dec.05

Capital stock	364,706	364,706	364,706	0.0%	0.0%
Reserves	242,889	210,928	210,928	15.2%	15.2%
Unrealized Gains and Losses	41,144	37,204	29,751	38.3%	10.6%
Retained Earnings	56,334	80,424	80,423	-30.0%	-30.0%
Income for the year	59,880	184,156	45,397	31.9%	-67.5%

Total shareholders’ equity	764,954	877,418	731,206	4.6%	-12.8%

Return on average equity (ROAE)	29.17%	22.26%	25.14%

BCP’s shareholders’ equity reached US$765 million as of March 2006. Despite this increase in shareholders’ equity, ROAE improved substantially for 1Q06 following the excellent net earnings reported reaching 29.17% compared to 22.26% for 4Q05 and 25.14% in 1Q05.

The ratio of regulatory capital to risk weighted assets for BCP consolidated as of March 31, 2006 reached 13.9%, with a Tier I ratio of 12.2%. Regulatory capital includes a reduced US$29 million subordinated debt.

It is noticeable that capital adequacy ratios at BCP, denotes capital in excess of minimum requirements by Basel I and Peruvian authority regulations. Local regulations establish a minimum of 9.1% capital, while Basel I suggests a minimum of 8%.

Capital Adequacy	Quarter ended			Change %

US$ (000)	31-Mar 2006	31-Dec. 2005	31-Mar 2005	Mar.06 /Mar.05	Mar.06 / Dec.05

Tier I	658,870	650,998	650,998	1.2%	1.2%
Tier II	119,244	116,237	116,229	2.6%	2.6%
Deductions	(27,703)	(31,857)	(11,043)	150.9%	-13.0%

Regulatory capital	750,411	735,378	756,184	-0.8%	2.0%

Risk weighted assets	5,386,798	5,238,719	4,858,458	10.9%	2.8%

Tier I	12.2%	12.4%	13.4%

BIS ratio	13.9%	14.0%	15.6%

III. Banco de Crédito de Bolivia

III.1 Bolivian Financial System

Bank deposits remained flat in 1Q06, reaching US$ 2,831 million by the end of the quarter, a volume similar to the closing volume of US$ 2,887 million for 4Q05, though some growth was achieved vis-à-vis the US$ 2,576 million deposit volume for 1Q05.

Loan volume in the banking system declined slightly during 1Q06 to US$2,571 million, from US$2,590 million reached in December 2005. Furthermore, some loan portfolio deterioration can be observed for the system with the past due loan ratio at 12.2% in March 2006, 90 basis points greater than the level reached as of December 2005 and the coverage of past-due loans with provisions was 76.9%, a drop from the 81.1% of the previous quarter.

III.2 Political Situation and Credit Risk

The political line adopted by the government of President Evo Morales has generated some slow down in business activity, with a consequent negative effect on the credit standing of the business community and thus the loan quality of the financial system, as reflected in the loan quality ratios mentioned before. Furthermore, the measures adopted by the government of Bolivia, regarding the nationalization of hydrocarbons, represent increased risks for all related activities. BCB has identified its exposure to this sector, which as of May 2nd 2006, was close to US$ 13.5 million loans to entities directly and indirectly related. Of these, US$ 7.8 million represent loans to companies directly involved in the HC activity, and create concerns as to the uncertainty towards their future business developments rather than an imminent loan recovery risk.

Below, we detail the composition of the total credit exposure:

Total Risk Composition	US$ (millions)

Mid term	5,472.20
Short term	1,535.40
Contingencies	3,861.60
Bonds	2,600.00
Total US$ millon	13,469.20
Hydrocarbons sector risk/Total loans	3.16%

III.3 Net Income

Net income of BCB reached US$ 3.1 million, 22.6% lower than the net income of US$ 3.8 million registered in 4Q05, but 246.9% higher than 1Q05 net income (US$ 881 thousand). This way, BCB has grown the last three quarters and reached the expectation for recovery. BCB has accomplished more than triple the net income obtained in the first months of 2005, maintaining better loan quality levels than the Bolivian banking system.

IV.4 Assets and Liabilities

Total loans as of March 31, 2006, were US$ 349.3 million, 0.8% more than the US$ 346.6 million balance as of December 2005 and 9.4% higher than the US$ 319.3 million balance for 1Q05. This reflects annual loan growth of 9.4%, in spite of the political uncertainty in Bolivia in the past year.

While there was a deterioration of loan quality for the system, this improved for BCB, with past due loans reaching US$ 19.5 million, or 5.6% of total loans. This represents an improvement from the 5.8% ratio obtained in 4Q05 (US$ 20.1 million due) and an even more significant improvement compared to the 10.4% past due ratio as of 1Q05 (US$ 33.3 million due portfolio). The coverage ratio (coverage of past due loans with loan loss provisions) was of 133%, improving compared to 129.9% of December and 102.1% as of March 2005. Both ratios show loan quality levels significantly better than the system.

The next chart presents some figures and indicators of BCB:

Banco de Crédito de Bolivia	Quarter			Change%

US$ million	1Q06	4Q05	1Q05	1Q06/1Q05	1Q06/4Q05

Total Loans	349.3	346.6	319.3	9.4%	0.8%
Past due loans	19.5	20.1	33.3	-41.5%	-3.2%
Loan loss reserves	25.9	26.1	33.9	-23.8%	-0.9%
Total Assets	520.6	570.7	451.7	15.3%	-8.8%
Deposits	405.1	430.9	338.4	19.7%	-6.0%
Shareholders net equity	59.5	65.7	60.7	-1.9%	-9.4%

Net income	3.1	3.8	0.9	246.9%	-19.6%

PDL/Total loans	5.6%	5.8%	10.4%
Coverage ratio of PDLs	133.0%	129.9%	102.1%
ROAE	20.3%	16.7%	5.9%
Branches	50	47	41
ATMs	134	124	83
Employees	952	916	873

IV. Atlantic Security Holding Corporation

Net income for Atlantic Security Holding Corporation (ASHC) of US$ 21.0 million reflects growth of 39% YoY. However, it is probably more accurate to compare net income excluding income from dividends received for its Credicorp shareholding, which is then US$ 4.9 million for 1Q06, reflecting 40% growth QoQ and 44% YoY.

This income growth is explained mainly by important gains from the sale of securities, since core revenues excluding dividend income was slightly down as a shift to lower risk investments kept NII practically flat and a small but relevant FX loss related to positions in Peruvian Government instruments was recorded.

ASHC	Quarter			Change %

(US$ Million)	1Q 2006	4Q 2005	1Q 2005	1Q06 / 1Q05	1Q06/4Q05

Net interest income	3.3	3.2	3.2	3.1	3.1
Dividend income	16.1	0	11.7	37.6	100.0
Fees and commissions from services	1.5	1.3	1.4	7.1	15.4
Net gains on foreign exchange transactions	-0.4	0.3	0.0	- 100.0	- 233.3
Core Revenues	20.5	4.8	16.3	25.8	327.1

Total provisions, net of recoveries	-2.0	-0.6	-0.8	150.0	233.3
Net gains from sale of securities	4.6	0.8	1.5	206.7	475.0
Other income	0.0	0.1	0.0	—	- 100.0
Operating expenses	-2.1	-1.6	-1.9	10.5	31.3

Net income	21.0	3.5	15.1	39.1	500.0

Net income/share	0.35	0.06	0.25	39.1	500.0

Total loans	140	158	153	- 8.5	- 11.4
Total investments available for sale	563	520	452	24.6	8.3
Total asset	1,222	1,114	911	34.1	9.7
Total deposits	1,025	932	720	42.4	10.0
Shareholder’s equity	163	165	154	5.8	- 1.2

Net interest margin	1.25	1.64	1.64
Efficiency ratio	9.04	32.16	11.42
Return on average equity	51.21	15.95	39.66
PDL / Total loans	0.00	0.00	0.00

Cover ratio	2.02	1.79	1.78
BIS ratio	15.32	17.21	18.76

NII grew 3% QoQ and YoY following a 34% expansion in assets throughout the year. This small growth vis-à-vis the important expansion in assets is explained by

•	A shift in the composition of its interest earning assets towards low yielding - less risky assets, as we will detail below, which coupled with a very flat yield curve, leaves less room for margins.
•	Asset expansion is concentrated towards the end of the compared period, thus related additional interest income is marginal for the quarter.

As a result, NIM does show some deterioration reaching only 1.25% vs. 1.64 a year ago.

A focus on the Asset Management business is part of ASHC’s strategy, and has led to growth of its Fees and Commissions by 7.1% and 15.4% YoY and QoQ. Specifically, Asset Management related fees grew 13.3% on a QoQ and YoY comparison.

As mentioned before, the small improvements in income were offset by an also small but very relevant FX-loss from the sale of securities. Thus, core revenues (excluding BAP dividends) reached US$ 4.4 million this 1Q06, down 8% QoQ and 4.3% YoY.

The jump in provisions, which in 1Q06 are 150% higher than those for 4Q05 was explained by the deterioration as to the market value of a few marketable securities. However, ASHC could also report gains from the sale of securities, which were 207% higher in 1Q06 than the previous quarter, and more that offset the increase in provisions and the previously mentioned small FX-loss.

Operating expenses increased as a result of some generic provisions that were reversed in 4Q05, but in less proportion than income growth, leading to an improvement in the efficiency ratio.

Interest Earning Assets

Growth of interest earning assets which contribute directly to NII, reached 39.7% YoY and 9.8% QoQ to US$ 1,074 million by the end of 1Q06. This overall growth was accompanied by a rebalancing of the portfolio, away from more risky securities and also leaning towards highly liquid instruments.

This can be easily seen in the following chart:

INTEREST EARNING ASSETS	Quarter			% Change

(US$ Million)	1Q06	4Q05	1Q05	1Q06/1Q05	1Q06/4Q05

Due from banks	424	359	218	94.5	18.1
Loans	140	157	153	-8.5	-10.8
Investments	510	462	398	28.1	10.4

Total interest-earning assets	1,074	978	769	39.7	9.8

(*) Excludes investments in securities and mutual funds.

IV.1Asset Management Business

Third party managed funds include customers deposits, mutual funds and securities custody. The total of these funds has grown 7.2% and 39.0% QoQ and YoY reaching US$ 2.1 billion as of the closing of 1Q06. This growth was fueled by the political uncertainty around the Peruvian electoral process and was especially strong in time deposits which in turn grew 10% and 42.3% QoQ and YoY, respectively. We have also observed some migration from mutual & investment funds to time deposits which offered similar returns with lower risk. This business is an important contributor to ASHC’s income which grew 13% both on a QoQ and YoY basis, accounting for 38.5% of ASHC’s core revenues (excluding BAP dividend income).

V. Prima AFP

Despite fierce competition in the Pension Fund business, spurred by Prima’s appearance in the market with very aggressive pricing (low commissions), Prima was able to maintain a very solid growth rate in 1Q06 in terms of managed portfolio and number of affiliated clients.

PRIMA AFP: Managed Funds (US$ mm) and Income (US$ thousands)

Managed funds grew 108.7% QoQ, reaching US$ 508.6 million which represent a growth in market share from 2.5% to over 5%. Income generated this 1Q06 is above expectations having reached US$ 2.3 million which puts Prima’s market share of income above the 4% mark. This, coupled with cost controls which led to a slight personnel reduction stabilizing a sales force after an aggressive initial period, have allowed for lower losses than expected, reaching US$ 2.7 million.

PRIMA AFP: Highlights

	1Q06	4Q05	1Q06/4Q05

Managed Fund (US$ MM)	532.7	255.2	108.7%
N° of contributors (1)	49,506	19,401	155.2%
N° of affiliates (2)	73,794	51,838	42.4%
% contributors / affiliates (3)	90%	84%	—

(1) Estimated by the business, considering only payments carried out in the month.
(2) SBS.
(3) Includes adjustments in contributions paid in other AFPs and the delay between transfers and their contributions.

PRIMA AFP: Financial Highlights

	1Q06	4Q05	1Q06/4Q05

Income	2,298	428	436.9%
Operating Loss	-4,314	-11,086	-61.1%
Net Loss	-2,668	-7,646	-65.1%

Cash and banks	5,324	6,995	-23.9%
Total Assets	21,807	18,229	19.6%
Total Liabilities	3,244	2,810	15.4%
Equity	18,563	15,419	20.4%

Altogether, it is also noteworthy that this market continues growing at very good rates reaching 8.4% growth QoQ with a total of US$ 10.2 billion of managed funds at the end of 1Q06. Thus, this denotes the large potential offered by a still young business in a growing economy.

VI. El Pacífico Peruano Suiza and Subsidiaries (PPS)

First quarter 2006 results for PPS reflect some recovery after a challenging year with important casualties for the company, as well as significant problems that led to major changes in management.

V.1 Net Income

Net consolidated earnings for 1Q06 reached US$ 3.84 million, reflecting a QoQ drop of 9%, though an improvement of 14% YoY. Consolidated earnings, however include also the minority interest of AIG at PV, which had in 4Q05 an extraordinarily high earnings result that helped offset the losses generated at PPS and EPS on a total consolidated basis and allowed a net earnings result of US$ 4.2 million. However, when excluding AIG’s minority interest, earnings at PV hardly offset the losses in the other consolidated companies, and led to a net income after minority interests of only US$ 0.7 million (as seen in the chart further down). Thus, PPS’s contribution to Credicorp in 1Q05 of US$2.94 million, resulted three times the contribution in 4Q05 and 21.9% higher than the one obtained in 1Q05.

This recovery is mainly a result of the turn-around situation of the health care segment (EPS) which has started to operate profitably, and the reduction in losses in the property & casualty business (PPS), as well as the continued good results in the life insurance business (PV).

VI.2 Revenue and Operating Expenses

During 1Q06, a significant improvement in total premiums can be noted together with financial income. These have been, however, greatly absorbed as a result of an increase in the loss ratio, mainly due to higher loss reserves in the life insurance business, as well as an increase in general and operating expenses.

In 1Q06 Net Premiums Earned reached a level of US$ 60.8 million, 12% over 1Q05. This followed an 11% increase in Total Premiums, which comes mainly from growth of 22% at Pacifico Vida (PV) and 12.5% growth of the automotive, personal liability and technical branches of Pacifico Peruano Suiza Seguros Generales (PPS), which in turn offset a slight drop in the marine hull and personal accidents segments of PPS.

However, growth of Retained Premiums is about 4 points lower than growth in Total Premiums, reaching only 7%. This was a consequence of a consolidated index of surrendered premiums growing from 13.7% in 1Q05 to 16.7% in the 1Q06, as PPS reduces risks assumed by contracting more re-insurance.

Net Earned Loss Ratio (NEL) for 1Q06 was 78.8%, 4 points over the reported for 1Q05, but significantly better than 83% in 4Q05.

Change in Reserves reached US$ 47.9mm, 18% above 1Q05. Most of this increase in reserves is explained by business growth at Pacífico Vida and a modification of the regulatory rates at which these reserves are calculated. Furthermore, there is also a lower effect caused by NEL levels for the Fire and Transportation segments of PPS which reached 84% and 109%, respectively. The combined ratio also improves QoQ to 102.8% while in 4Q05 this reached 114.8%.

US$ mm	1Q06	1Q05	Change

Total Premiums	93.2	84.0	11%
Retained Premiums	77.6	72.4	7%
Reserve Adjustments	16.8	18.2	-7%
Net Premiums Earned	60.8	54.2	12%

Other Income reported for 1Q06 of US$ 4.4 million, was 84% above 4Q05. This unusual increase is explained principally at PPS by i) an extraordinary income of US$ 1 million as reimbursement on the price of Novasalud paid by its previous owner, Corporación Backus, and ii) capital gains on the sale of shares on the Lima Stock Exchange.

Other Operating Expenses increased by 35% YoY. This is mainly accounted for by increases in commissions and technical expenses. The increase in commissions, both at  PPS and at PV is explained by increased sales, plus some commissions owed to agents from the previous year (US$0.5mm) which were not reported in their corresponding period and some provisions for future commissions (US$0.6mm) which in the past were reported when paid. Increased Technical expenses are also related to increased sales, since these are sales related costs and bonus payments for sales people and agents. Finally, in 1Q06, an extraordinary expense was generated at PPS to provision the reduction of goodwill generated by the acquisition of Novasalud.

VI.3 Business Lines

Net Earnings after minority interest per company
(In US$, thousands)

	PPS	PV	EPS	Net income after minority interest	Adjustments for consolidation	Total Contribution to BAP

1Q05	1,024	1,561	(172)	2,413	(237)	2,176
2Q05	(230)	1,101	(146)	725	(587)	138
3Q05	1,502	1,554	(353)	2,703	(304)	2,399
4Q05	(3,741)	5,732	(1,283)	708	197	905
1Q06	49	1,459	1,433	2,941	(252)	2,689

Property & Casualty (PPS)
Premiums growth for this segment reached 12.5%, driven mainly by: (i) the automotive sector which grew 28% in individual policies as a result of a revamped sales force in the second half of 2005, and growth in its participation in corporate policies through agents, (ii) the Responsabilidad Civil (Liabilities) segment which grew 67% as it increased its participation in the mining sector, and (iii) the Ramos Técnicos segment where growth reached 37% explained mainly by insurance policies related to the Inter-Oceanic-Road project between Perú and Brasil.

Bottom line results of PPS were also significantly better in 1Q06, having turned around its results from 4Q05 of US$ -3.74 million to US$ 0.05 million in 1Q06.

Health (EPS)
Total premiums collected dropped 5.4% YoY, since a major government entity failed to renew its insurance policy in March 2005. On the other hand, Seguro Complementario por Trabajo de Riesgo (SCTR) grew 21% YoY, but with no significant effect on total premiums since it only accounts for 7% of these. On a QoQ comparison, total premiums dropped 4%, but the cost of services rendered dropped further reaching an 8.4% reduction. This is the result of a significant improvement in the net earned loss ratio over the year, dropping from 85% in 1Q05 to 74.5% in 1Q06, following major cost controls imposed on service providers. This led to a significant improvement in bottom line results for this segment for 1Q06, which turned positive after constant losses throughout 2005, reaching net earnings of US$ 1.43 million.

Life (PV)
During the first quarter of the current year, total premiums grew 22% YoY. Growth was mainly concentrated in Rentas Vitalicias, which represented 42% of total income for PV, followed by Vida Individual and AFP.

However, higher earnings resulting from this growth were partially offset by the need of higher reserves for losses. Thus, net earnings were similar to earnings reported for 1Q05 reaching US$ 2.35 million, and lower than the extraordinarily high US$ 9.2 million reported in 4Q05, which benefited from significant financial income realized that quarter and even more significant accounting corrections related to the booking of commissions paid for new insurance contracts that were charged in an accelerated manner in the past and were reversed.

VI. 4 Claims

Although the volume of claims has been smaller this quarter with respect to 4Q05, it has increased 18% as opposed to 1Q05. The greater volume is explained by increased reserves for claims in PV, due to: (i) a greater portfolio that requires additional reserves and (ii) a reduction in the regulatory discount rate used for the calculation of such reserves.

On the other hand, severe claims (technical, transports and fires) were registered in PPS, which did not allow the company to reach better results from this branch in 1Q06.

The EPS showed better net earned loss ratio in the quarter, reaching 74.5% with 15% less claims with respect to last year.

VI.5 Investment Portfolio

Financial income reached US$11.8 million, which reflects a 35% increase QoQ, as a result of an expanded investment portfolio –which in turn grew 24%-, principally at PV, and the increase in Libor rates for short term investments at PPS.  In addition, recent foreign exchange volatility generated a gain in the portfolio valuation.

Asset management portfolio reached US$677 million as of March 31, 2006, which compares to US$ 547 million at the end of March 2005.

VI.6 Market Share

The poor 2005 results for PPS also include a deterioration in market share. During that year PPS lost some percentage points of market share, a situation which has not yet been turned around, though some improvements in business management are already evident.

The total market for Property & Casualty and Life insurance reached an accumulated premium volume of     US$ 300.5 million for 1Q06, which is 23.1% higher than premiums for 1Q05.  However, market shares for PPS and PV averaged 24.7% compared to 26.2% a year ago, with both sectors losing around 1.5% in market share with property & casualty at PPS reaching 26.3% and life at PV 22.8%.

The health insurance business at Empresas Prestadoras de Salud (EPS) reached total premiums 1Q06 of US$33.5 million, reflecting a 4.9% growth YoY.  Market share for Pacífico EPS was 56.3%.

ECONOMIC OUTLOOK

Economic activity
Growing at a slightly slower pace, in January and February Peru’s economy grew below 5.0%.  However, because the loss of pace is more gradual than in previous economic cycles, annual growth will certainly exceed 4.0%. Growth in recent months was mainly driven by the construction industry that gathered momentum not just by government-sponsored housing projects such as Techo Propio and Mivivienda, or independent house starts, but also by ongoing infrastructure works such as the Grau Expressway and the Atocongo-Conchan Ecological Beltway.  Domestic demand continues to strengthen and investment continues to drive growth along with exports fueled by unforeseen record mineral prices.

Gross Domestic Product
(Annually-adjusted percentile change)

External sector
As of February, the annually-adjusted trade surplus had reached US$ 5,210 million, compared to US$ 5,163 million at year-end 2005. Meanwhile, export patterns deserve careful scrutiny.  At an annually adjusted 33.4% growth rate, they show no sign of slowing down fueled by high international mineral prices.  Non-traditional exports slowed significantly, in particular fisheries and machine-tooling goods.    Stronger domestic demand on the other hand has driven import growth at a strong annual 22.4% with capital goods’ imports so far this year as the most dynamic import component, especially for the construction industry.  Imports of farm equipment slowed down. Foreign currency reserves continue to grow, to almost US$ 14.5 billion in March (US$ 14.1 billion at year-end 2005).

Exports and Imports

(Annually-adjusted percentile variations)

Prices and exchange rate
Cumulative inflation for the first three months of 2006 reached 1.51%, slightly more than 1.49% recorded throughout 2005. However, in annual terms, at 2.5%, inflation remains within the range estimated by the Central Bank.  Greater inflation results from tight supply of farm produce, although a certain rise in typically less volatile manufactured food products —such as bread and sugar— is also apparent. The exchange rate has shown a slightly erratic behavior.  After the devaluation at the end of 2005 and in January and February, a certain correction was noted. Another increase took place at the end of March, as the Presidential Election Day on April 9th drew nearer.  At the end of 1Q06 the exchange rate was S/. 3.35 to the US dollar.

Consumer Price Indexes and Exchange Rate
(Annually adjusted percentile change)

Government
Central Government Deficit
(in Millions of New Soles)

The current administration has steadily reduced the central government’s deficit. At the end of February, the 12-month cumulative deficit reached S/. 812 million, or 0.3% of GDP (0.7% at the end of 2005). This has been principally due to greater tax revenues that reached 14.0% of GDP in 1Q06, fueled by good international prices, more severe taxpayer audits and steady economic growth.  Furthermore, during the last three months, public expenditure increased, especially in capital investments needed to fuel the economy in regions in Peru not sufficiently attractive to private industry.

Banking System
As of February, direct loans by commercial banks reached US$13 billion or a 17.6% increase year over year, mainly accounted for by greater consumer credits (+28.3%) and home mortgage loans (+21.9%), even though commercial and small business loans for certain sectors, such as financial intermediation (+61.9%), real estate (+30.5%) and electricity, gas and water (+30.3%) grew faster than average direct loans.

During the same period, loans in dollars increased 7.1%, while those in soles rose 50.4%, reflecting a significant de-dollarization of credit due to a highly volatile exchange rate and greater momentum of loans in Peruvian soles, as the case for the Mivivienda housing projects. (Loans in dollars dropped from 75.8% of the total in February 2005, to 69.1% in February 2006). Although in recent months the exchange rate for the national currency seemed to rise slightly, the banks’ lending rate in Peruvian soles in 1Q06 stood at 24.3% (26.2% in 1Q05), while the lending rate in dollars reached 10.6% (9.6% for 1Q05).

As of February, deposits had reached US$ 16,369 MM, or an annual growth rate of 16.3% since a year ago. During this period, dollar-denominated deposits rose from 53.9% to 55.6% while fears of devaluation spurred demand for dollars.  In this period, the rates paid by banks in local currency increased from 2.5% to 3.0%, while the corresponding rate in dollars went from 1.4% to 2.0%.

Principal Economic Indicators

	2004 Year	IQ	IIQ	2005 IIIQ	IVQ	Year	2006 IQ

GDP (US$ MM)	68,670	18,246	20,757	19,380	20,050	78,433	19,146
Real GDP (annual change,%)	4.8	6.4	6.2	6.3	7.7	6.7	5.0
GDP Per-capita (US$)	2,504	2,587	2,685	2,762	2,813	2,813	2,834
Domestic demand (annual change,%)	3.9	5.0	5.0	6.1	6.7	5.7	6.6
Consumption (annual change,%)	3.4	4.0	4.4	4.5	4.7	4.4	4.0
Private Investment (annual change,%)	9.0	6.5	13.4	16.3	19.0	13.9	14.4
CPI (annual change,%)	3.5	1.9	1.5	1.1	1.5	1.5	2.5
Exchange rate, eop (S/. / US$)	3.28	3.26	3.25	3.34	3.43	3.43	3.35
Devaluation (annual change,%)	-5.2	-5.8	-6.3	0.1	4.5	4.5	2.7
Exchange rate, average (S/. / US$)	3.41	3.26	3.26	3.29	3.41	3.30	3.34
Fiscal balance (% of GDP)	-1.1	2.2	2.7	-0.6	-5.4	-0.4	2.4
Revenues (% of GDP)	15.1	15.7	16.6	15.5	15.6	15.9	16.0
Tax Income (% of GDP)	13.3	13.8	14.6	13.2	13.3	13.7	14.0
Non-tax income (% of GDP)	1.8	1.9	2.0	2.3	2.3	2.1	2.0
Current Expenditure (% of GDP)	14.6	13.9	12.9	15.4	17.0	14.8	14.0
Capital Expenditure (% of GDP)	3.0	2.0	2.2	3.0	4.7	3.0	2.0
Trade Balance (US$ MM)	2,793	1,090	1,030	1,367	1,676	5,163	1,110
Exports (US$ MM)	12,617	3,749	4,052	4,523	4,924	17,247	4,273
Imports (US$ MM)	9,824	2,658	3,022	3,156	3,248	12,084	3,163
Current Account (US$ MM)	-10	141	143	383	363	1,030	185
Current Account (% of GDP)	0.0	0.8	0.7	2.0	1.8	1.3	1.0
International Net Reserves (US$ MM)	12,631	13,555	13,818	13,695	14,097	14,097	14,472

Source: BCR, INEI, BCP est.

Mutual Funds and Private Pension System

The amount of funds in the private pension system reached S/. 34,175 million, greater than the S/. 32,574 registered for the December 2005 year end. The Type 2 Fund earned nominal returns of 20.67% and actual returns of 17.50% in the twelve months to February 2006. Total private pension system members as of March 31, 2006 hit 3.7 million.

During the first quarter of 2006 the total equity of the mutual funds increased to S/.  2,062.9 million, 3.28% more than the S/.1,997.3 million registered last December. Total members increased by 125,815, more than the 115,447 participants as of December 2005.

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company’s primary subsidiary; as of the period ended December 31, 2005, it contributed 97.0% of Credicorp’s total revenues.

Safe Harbor for forward-looking statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934.  All statement other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$ thousands, IFRS)

	31-Mar 2006	31-Dec 2005	31-Mar 2005	% change Mar.06/Mar.05	% change Mar.06/Dec.05

	US$000	US$000	US$000
Assets
Cash and due from banks
Non-interest bearing	334,670	363,213	338,349	-1.1%	-7.9%
Interest bearing	2,818,758	2,297,602	1,423,978	97.9%	22.7%

Total cash and due from banks	3,153,427	2,660,815	1,762,326	78.9%	18.5%

Marketable securities, net	57,009	60,927	32,307	76.5%	-6.4%

Loans	5,146,709	5,014,254	4,559,045	12.9%	2.6%

Current	5,047,115	4,916,863	4,407,324	14.5%	2.6%
Past Due	99,594	97,392	151,721	-34.4%	2.3%
Less - Reserve for possible loan losses	(198,530)	(197,494)	(245,209)	-19.0%	0.5%

Loans, net	4,948,179	4,816,761	4,313,836	14.7%	2.7%

Investments securities available for sale	2,556,547	2,807,577	2,593,652	-1.4%	-8.9%
Reinsurance assets	44,061	35,288	31,123	41.6%	24.9%
Premiums and other policyholder receivables	53,043	57,301	51,948	2.1%	-7.4%
Property, plant and equipment, net	244,976	248,718	237,681	3.1%	-1.5%
Due from customers on acceptances	49,613	45,423	47,158	5.2%	9.2%
Other assets	516,715	317,041	290,899	77.6%	63.0%

Total Assets	11,623,571	11,049,850	9,360,931	24.2%	5.2%

Liabilities and Shareholder’s Equity
Deposits and Obligations
Non-interest bearing	1,709,042	1,671,621	1,432,730	19.3%	2.2%
Interest bearing	5,608,391	5,421,807	5,093,637	10.1%	3.4%

Total deposits and Obligations	7,317,432	7,093,428	6,526,367	12.1%	3.2%

Due to banks and correspondents	1,387,985	1,303,371	415,966	233.7%	6.5%
Acceptances outstanding	49,613	45,423	47,158	5.2%	9.2%
Reserves for property and casualty claims	501,296	464,578	417,036	20.2%	7.9%
Reserve for unearned premiums	83,993	81,516	70,133	19.8%	3.0%
Reinsurance payable	15,616	36,580	9,547	63.6%	-57.3%
Bonds and subordinated debt	435,934	429,365	421,831	3.3%	1.5%
Other liabilities	575,801	303,637	327,438	75.9%	89.6%
Minority interest	94,650	101,512	76,958	23.0%	-6.8%

Total liabilities	10,462,321	9,859,410	8,312,434	25.9%	6.1%

Net Shareholder’s Equity	1,161,250	1,190,440	1,048,497	10.8%	-2.5%

Total liabilities and net shareholder’s equity	11,623,571	11,049,850	9,360,931	24.2%	5.2%

Contingent Credits	3,290,702	2,962,498	1,896,442	73.5%	11.1%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	31-Mar 1Q 2006	31-Dec 4Q 2005	31-Mar 1Q 2005	% change	% change

	2006	2005	2005	1Q06/1Q05	1Q06/4Q05

	US$000	US$000	US$000
Interest income and expense
Interest and dividend income	174,658	165,836	141,139	23.7%	5.3%
Interest expense	(59,870)	(48,462)	(37,224)	60.8%	23.5%
Net interest and dividend income	114,788	117,374	103,915	10.5%	-2.2%

Provision for loan losses	(3,547)	(3,730)	4,413	-180.4%	-4.9%

Non financial income
Banking services commissions	55,549	54,599	47,685	16.5%	1.7%
Net gain on foreign exchange transactions	10,375	8,233	6,264	65.6%	26.0%
Net gain on sales of securities	5,577	264	433	1188.2%	2011.0%
Other	7,313	6,912	5,755	27.1%	5.8%

Total other income	78,814	70,009	60,137	31.1%	12.6%

Insurance premiums and claims
Net premiums earned	58,732	55,252	53,358	10.1%	6.3%
Net claims incurred	(13,661)	(11,368)	(10,776)	26.8%	20.2%
Increase in cost for life and health policies	(34,273)	(35,168)	(29,825)	14.9%	-2.5%

Total other operating income, net	10,797	8,716	12,757	-15.4%	23.9%

Operating expenses
Salaries and employees benefits	(53,833)	(59,774)	(47,904)	12.4%	-9.9%
Administrative expenses	(36,719)	(35,602)	(33,715)	8.9%	3.1%
Depreciation and amortization	(11,318)	(9,461)	(10,314)	9.7%	19.6%
Other	(22,380)	(8,825)	(17,861)	25.3%	153.6%

Total operating expenses	(124,249)	(113,662)	(109,794)	13.2%	9.3%

Income before translation results,workers’ profit sharing and income taxes	76,604	78,707	71,428	7.2%	-2.7%

Translation result	5,221	(5,931)	774	574.9%	-188.0%

Workers’ profit sharing	(2,689)	(2,954)	(2,895)	-7.1%	-9.0%

Income taxes	(24,539)	(20,361)	(22,793)	7.7%	20.5%

Net income	54,596	49,461	46,514	17.4%	10.4%

Minority interest	(3,411)	(5,124)	(2,910)	17.2%	-33.4%

Net income attributed to Credicorp	51,185	44,337	43,604	17.4%	15.4%

CREDICORP CREDICORP LTD. AND SUBSISIARIES
SELECTED FINANCIAL INDICATORS

	Three months ended

	31- Mar06 1Q06	31 - Dec05 4Q05	31- Mar05 1Q05

Profitability
Net income per common share (US$per share)(1)	0.642	0.556	0.547
Net interest margin on interest earning assets (2)	4.85%	5.44%	5.45%
Return on average total assets (2)(3)	1.81%	1.70%	1.89%
Return on average shareholders’ equity (2)(3)	17.41%	15.02%	16.50%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76
Quality of loan portfolio
Past due loans as a percentage of total loans	1.94%	1.94%	3.33%
Reserves for loan losses as a percentage of total past due loans	199.34%	202.78%	161.62%
Reserves for loan losses as a percentage of total loans	3.86%	3.94%	5.38%
Operating efficiency
Oper. expense as a percent. of total income (5)	42.54%	44.52%	43.52%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	3.59%	4.02%	3.98%
Average balances (millions of US$) (3)
Interest earning assets	9,476.6	8,624.9	7,623.8
Total Assets	11,336.7	10,425.5	9,240.8
Net equity	1,175.8	1,180.5	1,056.8

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net permiums earned. Operating expense does not include Other expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

	31-Mar 2006	31-Dec 2005	31-Mar 2005	% change Mar.06/Mar.05	% change Mar.06/Dec.05

	US$000	US$000	US$000
ASSETS

Cash and due from banks	2,924,752	2,453,264	1,646,088	77.7%	19.2%

Cash and BCRP	2,372,801	1,958,830	1,276,073	85.9%	21.1%
Deposits in other Banks	491,012	491,793	365,437	34.4%	-0.2%
Interbanks	58,151	146	2,481	2244.2%	39791.9%
Accrued interest on cash and due from banks	2,788	2,495	2,097	33.0%	11.8%
Marketable securities, net	44,982	21,149	32,307	39.2%	112.7%

Loans	5,005,176	4,869,428	4,398,746	13.8%	2.8%

Current	4,909,363	4,775,721	4,250,641	15.5%	2.8%
Past Due	95,812	93,707	148,105	-35.3%	2.2%
Less - Reserve for possible loan losses	(195,271)	(194,585)	(242,263)	-19.4%	0.4%

Loans, net	4,809,904	4,674,843	4,156,483	15.7%	2.9%

Investment securities available for sale	1,341,998	1,684,823	1,600,072	-16.1%	-20.3%
Property, plant and equipment, net	197,866	201,541	204,326	-3.2%	-1.8%
Due from customers acceptances	49,613	45,423	47,158	5.2%	9.2%
Other assets	290,520	235,782	239,040	21.5%	23.2%

Total Assets	9,659,637	9,316,825	7,925,474	21.9%	3.7%

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits and obligations	6,914,341	6,676,245	6,050,938	14.3%	3.6%

Demand deposits	2,142,478	2,186,273	1,990,828	7.6%	-2.0%
Saving deposits	1,763,128	1,656,470	1,542,382	14.3%	6.4%
Time deposits	2,350,413	2,155,015	1,978,154	18.8%	9.1%
Severance indemnity deposits (CTS)	631,796	654,791	517,544	22.1%	-3.5%
Interest payable	26,525	23,695	22,031	20.4%	11.9%
Due to banks and correspondents	998,198	995,105	315,809	216.1%	0.3%
Bonds and subordinated debt	450,809	449,372	441,944	2.0%	0.3%
Acceptances outstanding	49,613	45,423	47,158	5.2%	9.2%
Other liabilities	481,722	273,261	338,418	42.3%	76.3%

Total liabilities	8,894,683	8,439,407	7,194,268	23.6%	5.4%

NET SHAREHOLDERS’ EQUITY	764,954	877,418	731,206	4.6%	-12.8%

Capital stock	364,706	364,706	364,706	0.0%	0.0%
Reserves	242,889	210,928	210,928	15.2%	15.2%
Unrealized Gains and Losses	41,144	37,204	29,751	38.3%	10.6%
Retained Earnings	56,334	80,424	80,423	-30.0%	-30.0%
Income for the year	59,880	184,156	45,397	31.9%	-67.5%

TOTAL LIABILITIES and NET SHAREHOLDERS’ EQUITY	9,659,637	9,316,825	7,925,474	21.9%	3.7%

CONTINGENT CREDITS	3,050,450	2,707,158	1,845,528	65.3%	12.7%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	31-Mars 1Q 2006	31-Dec 4Q 2005	31-Mar 1Q 2005	% change 1Q 2006/1Q2005	% change 1Q 2006/4Q 2005

	US$000	US$000	US$000
Interest income and expense
Interest and dividend income	157,884	146,335	124,468	26.8%	7.9%
Interest expense	(53,083)	(44,069)	(33,395)	59.0%	20.5%

Net interest and dividend income	104,801	102,267	91,073	15.1%	2.5%

Provision for loan losses	(4,839)	(5,316)	3,125	-254.8%	-9.0%

Non financial income
Banking services commissions	55,308	56,023	48,959	13.0%	-1.3%
Net gain on foreign exchange transactions	10,467	9,165	6,230	68.0%	14.2%
Net gain on sales of securities	(654)	109	1,125	-158.1%	-702.6%
Other	3,337	3,124	3,300	1.1%	6.8%

Total other income	68,459	68,421	59,613	14.8%	0.1%

Operating expenses
Salaries and employees benefits	(41,088)	(44,766)	(38,833)	5.8%	-8.2%
Administrative expenses	(32,631)	(33,517)	(31,757)	2.8%	-2.6%
Depreciation and amortization	(9,066)	(8,367)	(9,452)	-4.1%	8.4%
Other	(10,353)	(1,008)	(8,789)	17.8%	926.9%

Total operating expenses	(93,138)	(87,658)	(88,831)	4.8%	6.3%

Income before translation results,workers’ profit sharing and income taxes	75,283	77,713	64,980	15.9%	-3.1%

Translation result	4,732	(5,345)	343	1281.4%	-188.5%

Workers’ profit sharing	(2,869)	(3,053)	(2,861)	0.3%	-6.0%

Income taxes	(17,265)	(21,523)	(17,065)	1.2%	-19.8%

Net income	59,880	47,793	45,396	31.9%	25.3%

CREDICORP
BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Three months ended

	31- Mar06 1Q06	31 - Dec05 4Q05	31- Mar05 1Q05

Profitability
Net income per common share (US$per share)(1)	0.047	0.037	0.035
Net interest margin on interest earning assets (2)	5.06%	5.45%	5.62%
Return on average total assets (2)(3)	2.52%	2.18%	2.40%
Return on average shareholders’ equity (2)(3)	29.17%	22.26%	25.14%
No. of outstanding shares (millions)	1286.53	1286.53	1286.53
Quality of loan portfolio
Past due loans as a percentage of total loans	1.91%	1.92%	3.37%
Reserves for loan losses as a percentage of total past due loans	203.81%	207.65%	163.58%
Reserves for loan losses as a percentage of total loans	3.90%	4.00%	5.51%
Operating efficiency
Oper. expense as a percent. of total income (4)	48.53%	51.74%	54.73%
Oper. expense as a percent. of av. tot. assets(2)(3)(4)	3.49%	3.96%	4.24%
Capital adequacy
Total Regulatory Capital (US$ Mn)	750.4	735.4	756.2
Tier I Capital (US$ Mn)	658.9	651.0	651.0
Regulatory capital / risk-weighted assets (5)	13.9%	14.0%	15.6%
Average balances (millions of US$) (3)
Interest earning assets	8,277.6	7,509.0	6,477.4
Total Assets	9,488.2	8,750.4	7,558.2
Net equity	821.2	858.7	722.4

(1) Shares outstanding of 1,287 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operting expense include personnel expenses, administrative expenses and depreciation and amortization.

(5) Risk-weighted assets include market risk assets.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS
(in us$ thousands, IFRS)

	Three months ended			% Change

	31- Mar06 1Q06	31 - Dec05 4Q05	31- Mar05 1Q05	1Q06/1Q05	1Q06/4Q05

Results
Total Gross Premiums	93,231	97,404	83,956	11.0%	-4.3%
Net Premiums Earned	60,792	56,041	54,237	12.1%	8.5%
Net Claims	47,934	46,536	40,601	18.1%	3.0%
Underwriting Results	4,009	3,943	7,279	-44.9%	1.7%
Financial Income	11,808	9,285	8,723	35.4%	27.2%
Other Income	4,388	6,291	2,379	84.4%	-30.3%
Salaries and Employees Benefits	7,197	9,231	6,795	5.9%	-22.0%
General Expenses	5,358	2,061	4,180	28.2%	160.0%
Other Operating Expenses	13,137	9,118	9,726	35.1%	44.1%
TranslationResult	343	-328	363	-5.5%	-204.6%
Tax	-130	121	1,032	-112.6%	-207.8%
Net Income before Minority interest	3,835	4,222	3,369	13.8%	-9.2%
Net Income after Minority interest	2,941	708	2,413	21.9%	315.4%
Contribution to BAP	2,689	905	2,176	23.6%	197.1%
Balance (end of the period)
Total Assets	844,096	833,572	707,197	19.4%	1.3%
Investments on Securities and Real State	677,188	638,851	546,448	23.9%	6.0%
Technical Reserves	585,289	546,093	487,169	20.1%	7.2%
Equity	177,791	182,848	169,839	4.7%	-2.8%
Ratios
Net underwritting Results	4.3%	4.0%	8.7%
Net earned loss ratio	78.8%	83.0%	74.9%
Return on avge. equity (1)(2)	6.7%	1.5%	6.8%
Return on total premiums	3.2%	0.7%	3.4%
Shareholder’s equity/Total Assets	21.1%	21.9%	24.0%
Increase in Risk Reserves	21.7%	21.8%	25.1%
Expenses / Net Earned Premiums	24.6%	23.0%	22.8%
Expenses / Average assets (1)(2)	7.3%	6.4%	7.1%
Combined Ratio PPS + PS	102.8%	114.8%	100.0%
- Claims / Net premiums earned	71.9%	82.2%	73.5%
-Expenses and comissions / Net Prems. Earned	30.9%	32.6%	26.4%

(1) Averages are determined as the average of period-beginning and period-ending balances.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          Date: May 15, 2006

CREDICORP LTD.

By:	/s/ Guillermo Castillo

Guillermo Castillo
Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.